

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Brian R. Evans
President
The GEO Group, Inc.
4955 Technology Way
Boca Raton, Florida 33431

> **Re: The GEO Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2024**
> **File No. 333-279897**

Dear Brian R. Evans:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Esther L. Moreno, Esq.